UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[Missing Graphic Reference]

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2009

OR

☐   TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number   1-10233

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAGNETEK FLEXCARE PLUS RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MAGNETEK, INC.
N49 W13650 Campbell Drive

Menomonee Falls, Wisconsin  53051

(Address of principal executive offices)

(262) 783-3500

(Registrant’s telephone number, including area code)

Contents

Magnetek FlexCare Plus Retirement Savings Plan
Audited Financial Statements and Supplemental Schedule
Contents

Report of Independent Registered Public Accounting Firm	Pg. 1

Audited Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	Pg. 2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	Pg.3
Notes to Financial Statements	Pg. 4

Supplemental Schedules
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	Pg. 12
Form 5500, Schedule H, Part IV, Question 4a – Delinquent Participant Contributions for the Year Ended December 31, 2009	Pg. 13
Signature	Pg. 14
Exhibit	Pg. 15

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee and the Participants
of Magnetek FlexCare Plus Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Magnetek FlexCare Plus Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules, as listed in the accompanying Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP
Milwaukee, Wisconsin
June 23, 2010

Contents

Magnetek FlexCare Plus Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets
Investments - at fair value	$34,885,923	$30,812,271
Receivables:
Participant contributions	7,359	-
Company contributions	2,842	-
Net assets available for benefits, at fair value	34,896,124	30,812,271

Adjustments from fair value to contract value for
fully benefit-responsive investment contracts (Note 2)	348,750	1,268,301

Net assets available for benefits	$35,244,874	$32,080,572

See accompanying notes

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Magnetek FlexCare Plus Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2009 and 2008

	2009	2008
Additions:
Interest and dividend income	$516,260	$837,236
Net appreciation in fair value of investments	4,059,989	-
Contributions:
Participant	1,136,915	1,383,148
Company	260,936	464,526
Total additions	5,974,100	2,684,910

Deductions:
Benefits paid to participants	2,750,404	3,037,016
Net depreciation in fair value of investments	-	8,099,792
Administrative expenses	59,394	68,155
Total deductions	2,809,798	11,204,963

Net increase (decrease)	3,164,302	(8,520,053)

Net assets available for benefits:
Beginning of year	32,080,572	40,600,625
End of year	$35,244,874	$32,080,572

See accompanying notes

Contents

Magnetek FlexCare Plus Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

1. Description of the Plan

The following description of the Magnetek FlexCare Plus Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Magnetek, Inc. (the “Company”). The Plan is subject to Section 401(k) of the Internal Revenue Code (the “Code”) and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

The Plan allows newly hired eligible employees to participate on the first day of the pay period subsequent to performance of one hour of service for the Company. Newly hired employees are automatically enrolled in the Plan; however, no eligible employee shall be automatically enrolled until the eligible employee has received notice of the procedure for making contribution elections and has been given a reasonable period in which to make an election.

Contributions

Each year, participants may contribute up to 16% of eligible pre-tax annual compensation and up to an additional 10% of eligible after-tax annual compensation as a supplemental contribution, as defined in the Plan document. Total contributions may not exceed 20% of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Under current Plan provisions, the Company has historically contributed 50% of the first 6% of the participant’s basic contributions as a matching contribution. Additional amounts may be contributed at the option of the Company’s board of directors.

After receiving proper notification, automatically enrolled eligible employees begin making before-tax contributions to the Plan in an amount of 3% of their pay. If an automatically enrolled employee does not wish to participate in the Plan, the employee may disenroll electronically, making such an election with JPMorgan Chase Bank (“JPMorgan”), the Trustee.  Effective January 1, 2010, the Company suspended the matching contributions in response to business conditions.  The Company matching contributions can be reinstated at any time at the option of the Company’s board of directors

Participants have the ability under the Plan to direct their contributions into a number of investment options offered by the Plan.  Participants may also choose an investment advisor option wherein ProManage, Inc. (“ProManage”) directs the allocation of the balance in the individual participant’s account among the various investment options offered by the Plan.  Participants can opt out of the ProManage program or change their investment options at any time through the Trustee.

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Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan investment results, and is charged with an allocation of administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on completed years of service as follows:

Years of Service	Vested Percentage

Less than one year	0%
One	20%
Two	40%
Three	60%
Four	80%
Five or more years	100%

All employees are fully vested upon attaining age 65, death or disability, or upon the termination or discontinuation of the Plan.

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to restore accounts for employees who are rehired, to pay Plan fees and expenses or to decrease supplemental Company contributions, if any. Forfeited nonvested accounts totaled approximately $2,000 at December 31, 2009, and $127,000 as of December 31, 2008.    For the year ended December 31, 2009, forfeited nonvested accounts totaling approximately $154,000 were used to reduce Company contributions.  For the year ended December 31, 2008, no forfeitures were used to reduce Company contributions.

Payment of Benefits

Following termination of service, if the participant’s vested account balance is less than $1,000, the participant must take a lump-sum distribution of their vested account balance.  Otherwise, the participant may elect to receive a distribution of their vested account balance at any time.

Participants may withdraw all or part of their after-tax contributions or earnings thereon only once in any 12-month period. In the event of financial hardship, there are provisions in the Plan, subject to limitations, which will permit an active participant to withdraw before-tax contributions and related earnings.

If a participant’s employment is terminated due to death, disability or retirement, the participant or his or her beneficiary is entitled to a distribution of the entire balance in his or her account.

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If a participant’s employment is terminated for a reason other than those stated above, the participant forfeits the nonvested portion of the Company contributions of his or her account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $250 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan repayment terms may be for a period not to exceed five years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate published in the Wall Street Journal at the time the loan is processed, plus 2%. A participant may have only one outstanding loan at any given time. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses

The Plan pays administrative fees to the Trustee. Other administrative expenses, such as legal and accounting expenses, are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The Plan’s investment in the JP Morgan Stable Value Fund (the “Stable Value Fund”), a common collective trust fund, consists of benefit-responsive investment contracts. Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Contract value represents contributions made under the contract, plus earnings (accrued interest), less participant withdrawals and administrative expenses. The Statements of Net Assets Available for Benefits present the fair value of the investment in the Stable Value Fund as well as the adjustment from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis.

ASC Topic 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

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Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Stable Value Fund

The Stable Value Fund invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions, other investment products (synthetic GICs and collective investment trusts) with similar characteristics, US treasury securities and cash and cash equivalents.

The Stable Value Fund investment contract provides that the Plan may make withdrawals at contract value for benefit-responsive requirements. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA). The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Payment of Benefits

Benefits are recorded when paid.  There were no benefit payments requested and unprocessed as of December 31, 2009 and 2008.

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Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated the impact of all subsequent events through June 23, 2010, the date the Plan’s financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

3. Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2009	2008
JPMorgan Stable Value Fund	$9,864,053	$12,981,245
American Century Funds:
Equity Index Fund	5,503,967	5,779,990
Small Cap Value Fund	3,221,759	2,303,551
Heritage Fund	3,216,740	2,133,013
Inflation Protected Bond Fund	2,099,716	-
PIMCO Total Return Fund	4,172,004	1,678,804
First Eagle Funds - Overseas Fund	2,705,643	2,272,571
Eaton Vance Large Cap Value Fund	2,310,732	2,039,542

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31,
	2009	2008
Mutual funds	$4,132,573	$(7,954,215)
Magnetek, Inc. common stock	(72,584)	(145,577)
Total appreciation (depreciation) in fair value of Plan investments	$4,059,989	$(8,099,792)

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4. Fair Value Measurements

The following is a description of the valuation methodologies used for the Plan’s investments measured at fair value as of December 31, 2009 and 2008:

Magnetek, Inc. common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at net asset value of shares held by the Plan at year end.

Common collective trust fund (JPMorgan Stable Value Fund): Valued at fair value, based on information provided by the issuer of the common collective trust fund, by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer of the specific instruments held by the fund at year end.

Participant loans: Valued at amortized cost plus accrued interest, which approximates fair value.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009 and 2008:

Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Magnetek, Inc. common stock	$141,122	$-	$-	$141,122
Mutual funds	24,679,955	-	-	24,679,955
Common collective trust fund	-	9,864,053	-	9,864,053
Participant loans	-	-	200,793	200,793
Total investments - at fair value	$24,821,077	$9,864,053	$200,793	$34,885,923

Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Magnetek, Inc. common stock	$195,130	$-	$-	$195,130
Mutual funds	17,521,850	-	-	17,521,850
Common collective trust fund	-	12,981,245	-	12,981,245
Participant loans	-	-	114,046	114,046
Total investments - at fair value	$17,716,980	$12,981,245	$114,046	$30,812,271

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The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the years ended December 31, 2009 and 2008:

	Participant Loans
	2009	2008
Balance, beginning of year	$114,046	$112,959
New loans issued, interest earned
and repayments-net	86,747	1,087
Balance, end of year	$200,793	$114,046

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 5, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Transactions with Parties-in-Interest

JPMorgan Chase Bank is the Plan trustee, and JPMorgan Retirement Plan Services, an agent of JPMorgan Chase Bank, is the depository for the Plan’s assets and invests funds in accordance with the Trust Agreement.  The Plan Administrator is the Magnetek, Inc. Savings Plan Committee. Transactions with parties-in-interest include purchases and sales of assets through the Trustee, the Plan’s investment in Magnetek, Inc. common stock, contributions from the Company and fees paid to the Trustee.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in their accounts.

8. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

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10. Reconciliation of Financial Statements to Form 5500, Schedule H

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the total assets reported on the 2009 Form 5500 Schedule H, Part I:

	December 31,	December 31,
	2009	2008
Net assets available for benefits as reported
in the financial statements	$35,244,874	$32,080,572

Adjustment to fair value for investment relating to fully
benefit-responsive investment contracts	(348,750)	(1,268,301)

Total assets as reported on Form 5500	$34,896,124	$30,812,271

The following is a reconciliation of the total additions to Plan assets as reported in the financial statements to the total income reported on the 2009 Form 5500, Schedule H, Part II:

Year Ended
December 31,
2009
Total additions to Plan assets as reported in the financial statements	$5,974,100

Adjustment to fair value for investment relating to fully
benefit-responsive investment contracts	919,551

Total income as reported on Form 5500	$6,893,651

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Supplemental Schedules

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Magnetek FlexCare Plus Retirement Savings Plan
EIN:  95-3917584   Plan:  003
Form 5500, Schedule H, Part IV, Line 4i –Schedule of Assets (Held at End of Year)
December 31, 2009

		Description of Investment, Including
Identity of Issue, Borrower,		Maturity Date, Rate of Interest,	Current
Lessor or Similar Party		Collateral, Par or Maturity Value	Value

*	JPMorgan Chase	JPMorgan Stable Value Fund	$9,864,053
	American Century Investments	Equity Index Fund	5,503,967
	PIMCO	Total Return Fund	4,172,004
	American Century Investments	Small Cap Value Fund	3,221,759
	American Century Investments	Heritage Fund	3,216,740
	First Eagle Funds	Overseas Fund	2,705,643
	Eaton Vance	Large Cap Value Fund	2,310,732
	American Century Investments	Inflation Protected Bond Fund	2,099,716
*	JPMorgan Chase	International Equity Index Fund	1,449,394
*	Magnetek, Inc.	Common Stock	141,122
*	Various	Participant loans; rates ranging between 4.25%
		and 9.25%, due 2009 to 2014	200,793
	Total investments at fair value		$34,885,923

*Party-in-interest as defined by ERISA.

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Magnetek FlexCare Plus Retirement Savings Plan
EIN:  95-3917584   Plan:  003
Form 5500, Schedule H, Part IV, Question 4a – Delinquent Participant Contributions
December 31, 2009

Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

	Relationship to
Identity of Party	Plan, Employer, or
Involved	Other Party-In-Interest	Description of Transactions	Amount

Magnetek, Inc.	Employer/Plan Sponsor	Participant contributions aggregating $163,233 for various pay periods were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. Such contributions were ultimately funded prior to December 31, 2009.	$163,233

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SIGNATURE

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized:

MAGNETEK FLEXCARE PLUS RETIREMENT SAVINGS PLAN

By:	/s/ MARTY J. SCHWENNER
VICE-PRESIDENT & CHIEF FINANCIAL OFFICER

Date: June 23, 2010

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Exhibit Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Baker Tilly Virchow Krause, LLP